CM

03014939

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAR 05 2003 PROCESSING SECTION

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GulfStar Group I, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Louisiana Street, Suite 3800
(No. and Street)

Houston, Texas 77002
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen A. Lasher (713) 300-2020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Peat Marwick
(Name – *if individual, state last, first, middle name*)

700 Louisiana Street, Houston, Texas 77002
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 21 2003

OATH OR AFFIRMATION

I, Stephen A. Lasher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GulfStar Group I, Ltd., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA SILVA
MY COMMISSION EXPIRES
July 3, 2006

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(2) **Minimum Capital Requirements**

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Partnership had computed regulatory net capital of $526,970 which exceeded its required net capital of $5,000 by $521,970. The Partnership had no aggregate indebtedness at December 31, 2002.

(3) **Liabilities Subordinated to the Claims of General Creditors**

As of December 31, 2002 and for the year then ended, the Partnership had no liabilities subordinated to claims of general creditors.

(4) **Exemption From Rule 15c3-3**

The Partnership is exempt from Rule 15c3-3 of the Securities and Exchange Commission Act of 1934 under Subsection (k)(2)(ii) of that rule. Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(5) **Consolidated Subsidiary**

The following is a summary of financial information of the Partnership's consolidated subsidiary, Gulfstar Merchant Banking, Ltd.:

		December 31, 2002
Cash	$	54,970
Investments		1,500,000
Total assets	$	1,554,970
Partners' capital	$	1,554,970

The accounts of the subsidiary are not included in the computation of the Partnership's net capital under Rule 15c3-1.

KPMG

GULFSTAR GROUP I, LTD. AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2002

(With Independent Auditors' Report Thereon)

KPMG

700 Louisiana
Houston, TX 77002

Telephone 713 319 2000
Fax 713 319 2041

Independent Auditors' Report

The Partners
GulfStar Group I, Ltd.:

We have audited the accompanying consolidated statement of financial condition of GulfStar Group I, Ltd. (the Partnership) and subsidiary as of December 31, 2002. This consolidated financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of GulfStar Group I, Ltd. and subsidiary as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 28, 2003

GULFSTAR GROUP I, LTD. AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$	93,360
Investment securities, at estimated fair value – not readily marketable		1,500,000
Total assets	$	1,593,360

Liabilities and Partners' Capital

Minority interest	$	(433,610)
Partners' capital (note 2)		2,026,970
Total liabilities and partners' capital	$	1,593,360

See accompanying notes to consolidated statement of financial condition.

GULFSTAR GROUP I, LTD. AND SUBSIDIARY

Notes to Consolidated Statement of Financial Condition

December 31, 2002

(1) Nature of Organization and Summary of Significant Accounting Policies

(a) Nature of Organization

The GulfStar Group, Inc. (GulfStar Inc.) was registered as a broker/dealer in securities with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. (NASD) under the Securities Exchange Act of 1934 but did not engage in the securities brokerage business. GulfStar Inc. engaged in investment banking activities, principally merger and acquisition advisory assignments and, to a lesser extent, the private placement of equity and debt securities and general financial advisory services.

Effective August 17, 2000, substantially all of the assets and liabilities of GulfStar Inc., including the GulfStar Inc.'s broker/dealer license, were transferred to a newly formed entity, GulfStar Group I, Ltd. (the Partnership) subject to the terms of the Asset Contribution Agreement dated July 13, 2000. The Partnership's general partner is GulfStar Group GP, LLC, owning a 0.01% interest. From August 17, 2000 through September 30, 2000, the Partnership's sole limited partner was GulfStar Investment of Nevada, Inc. (GulfStar Nevada), owning a 99.99% interest. The transaction was accounted for as a reorganization of entities under common control. Net assets as of August 17, 2000 were then allocated to the partners based on the partners' respective ownership percentages. On October 1, 2000, GulfStar Nevada sold a 69.993% limited partnership interest to IBC Subsidiary Corporation (IBC Subsidiary), a wholly owned subsidiary of International Bankshares Corporation. After the sale, GulfStar Nevada and IBC Subsidiary own 29.997% and 69.993% in limited partnership interests, respectively. The purpose of the business operations of the entity have not been changed as a result of this transaction, and the Partnership will remain in existence until December 31, 2050.

The Partnership agreement provides that profits or losses will be allocated between the Partners in proportion to their respective ownership percentages.

A limited partnership agreement (Merchant Banking Partnership) was entered into effective October 2, 2000 by Gulfstar Group GP, LLC, as general partner, owning a 0.01% interest, Gulfstar Nevada and the Partnership as the limited partners, owning a 29.997% and 69.993% interest, respectively, to create Gulfstar Merchant Banking, Ltd. Gulfstar Merchant Banking, Ltd. was organized (i) to buy, hold, and otherwise invest in securities which, in the General Partner's sole discretion, are suitable for the Merchant Banking Partnership and to thereafter dispose of the same; (ii) to receive, hold, and dispose of noncash compensation items (iii) to exercise all rights, powers, privileges, and other incidents of ownership or possession with respect to securities held or owned by the Merchant Banking Partnership; (iv) to enter into, make, and perform all contracts and other undertakings; and (v) to engage in all activities and transactions as may be necessary, advisable, or desirable to carry out the foregoing. The Merchant Banking Partnership shall continue until August 31, 2050, unless sooner terminated in accordance with any provision of the Agreement. As of December 31, 2002, the Partnership has funded 100% of the Merchant Banking Partnership capital contributions.

As the Partnership has controlling interest in Gulfstar Merchant Banking, Ltd., this statement of financial condition is shown on a consolidated basis.

(Continued)

On December 31, 2000, all assets and liabilities of the Partnership in excess of $15,000 were distributed to the partners and simultaneously contributed to a newly formed affiliated entity, GulfStar Group II, Ltd. (GulfStar II), which has the same ownership as the Partnership. Effective January 1, 2001, the Partnership will earn revenues solely from the private placement of, or the investment in, equity and debt securities. The Partnership will utilize the services of GulfStar II for the day-to-day operation and management of the Partnership's business, including financial services management, information systems, bookkeeping, recordkeeping, clerical services, furnishing office space, equipment, and supplies; assisting in compliance with all reporting and administrative obligations of the Partnership; assisting in preparation and updating of a business plan, preparation of budgets, providing marketing and sales support, obtaining research, analysis, and informational services; and arranging for monitoring of legal, accounting, and other professional services. As compensation for these services, the Partnership will pay GulfStar II a management fee, payable quarterly in arrears or at such other times as the parties may mutually agree. Fees are based on a percentage of private placement fee revenues.

(b) ***Basis of Accounting***

The consolidated statement of financial condition is prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. All significant intercompany transactions have been eliminated in consolidation.

(c) ***Cash and Cash Equivalents***

The Partnership considers all short-term investments with original maturities of ninety days or less to be cash equivalents.

(d) ***Investment Securities***

Investment securities represent investments in senior subordinated notes and common stock. The investment securities, not readily marketable, are carried at estimated fair value as determined by management.

(e) ***Use of Estimates***

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

(f) ***Income Taxes***

Profits and losses from the Partnership are reported for income tax purposes by the respective partners and are allocated to the partners in accordance with the terms of the Partnership Agreement. Accordingly, no provision for income taxes is reflected in the accompanying consolidated financial statements.

(Continued)